

Mailstop 3233

July 15, 2016

Via E-Mail
Geoffrey Stuart Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central Hong Kong

> **Re:** **Melco Crown Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed April 12, 2016**
> **File No. 1-33178**

Dear Mr. Davis:

We have reviewed your July 6, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2016 letter.

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Land Use Rights, Net, page F-17

1.   We note your response to prior comments 1 and 2. Please further elaborate on how you assumed that your land concession contracts in Macau were reasonably expected to be renewed by addressing the following:

   a. You indicate that all remaining construction requirements and administrative registration procedures should be within your control. Tell us what, if any, remaining requirements and procedures are outside of your control, including any applicable legislation in Macau.

b. You disclose there is no guarantee you will complete the development of the fifth hotel tower at City of Dreams or the remaining undeveloped land at Studio City by the required deadlines. Provide to us internal assessments supporting your conclusion that the material terms of the land concession contracts will be met by the required 2018 deadlines and are therefore reasonably expected to be renewed.

c. It appears that you do not have any remaining development projects related to your Altira Macau property; please advise. Additionally, tell us what consideration you gave to reassessing the land concession contracts related to your Altira Macau property in December 2013 given the land grant for such property was amended at that time. Further, detail the specific factors that changed on October 1, 2015 for you to conclude that the amortization period for land use rights related to Altira Macau were extended to 40 years on that date, but not in December 2013.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
 Commodities